DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04052897

December 14, 2004

DEC 16 2004

Mr. Erich Obersteiner
Mr. Stefan Zapotocky
Weiner Börse AG
A-1014 Wien
Wallnerstraße 8
Austria

Act: 1933
Section:
Rule: 902(B)
Public
Availability: 12/14/2004

Re: The *Wiener Börse (*the Vienna Stock Exchange)
Incoming Letter Dated December 2, 2004

Dear Messers. Obersteiner and Zapotocky:

This letter will confirm the response of the Division of Corporation Finance to your request that the Division designate the *Wiener Börse* (the Vienna Stock Exchange) as a "designated offshore securities markets" within the meaning of Rule 902(b) of Regulation S under the Securities Act of 1933. A copy of your letter is enclosed in order to avoid having to recite or summarize the facts set forth therein. On the basis of the facts presented, we hereby so designate the *Wiener Börse* (the Vienna Stock Exchange).

Pursuant to delegated authority,

Paul M. Dudek

Paul M. Dudek
Chief
Office of International Corporate Finance

PROCESSED
JAN 10 2005
THOMSON
FINANCIAL

131390Z

No cover letter was prepared for this letter, because it is not a no-action letter but rather the grant of a designation under Rule 902(b) of Regulation S.

wiener börse.at

Paul M. Dudek, Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 25049

December 2nd, 2004

Dear Mr. Dudek:

We are writing to you on behalf of the Wiener Börse (the "**Vienna Stock Exchange**" or the "**Exchange**") to seek the classification of a "designated offshore securities market" for purposes of Regulation S ("**Regulation S**") under the U.S. Securities Act of 1933, as amended. This designation is being sought in order to assist market participants who are eligible for the safe harbor provision provided by Rule 904 of Regulation S to satisfy the requirements specified in that rule when reselling securities "in, on or through the facilities of" the Vienna Stock Exchange.

As discussed below, the Vienna Stock Exchange has the requisite attributes specified in Rule 902(b)(2) of Regulation S. Further, as demonstrated by other factors discussed below, the Vienna Stock Exchange is clearly a "foreign locus", subject to extensive home country regulation, in which investors cannot fairly be viewed as relying for protection on U.S. registration requirements. Accordingly, we are requesting that you, as Director of the Division of Corporate Finance, exercise the authority delegated to you by the Commission (see 17 CFR § 200.30-1(i)) to classify the Vienna Stock Exchange as a "designated offshore securities market".

I. Background

I. 1. Institutional Framework

The Vienna Stock Exchange was founded in 1771 and is among the oldest stock exchanges in Europe. The Vienna Stock Exchange is managed and operated by the Wiener Börse AG, an independent joint stock company organized under the laws of Austria (the "**Exchange Operating Company**"). The share capital of Wiener Börse AG amounting to EUR 5,089,000 is divided into 700,000 no-par value shares. Shareholders of Wiener Börse AG are either major Austrian banks (50 % to be owned by 34 banks) or Austrian based stock corporations (50 % to be owned by 27 issuers). The license for the management and administration of the Exchange Operating Company was issued by the Austrian Ministry of Finance on

April 3, 1998 pursuant to the Austrian Stock Exchange Act 1989, as amended (the "**Stock Exchange Act**"[1]).

The license can be withdrawn where:

- the operation of the exchange has not commenced within six months following issuance of the license
- the operation of the exchange has been discontinued for more than one month
- the license was granted on the basis of incorrect information or deceptive acts or otherwise surreptitiously obtained
- the company fails to fulfill its obligations toward its creditors
- the requirements for the granting of the license cease to be fulfilled after the license has been granted, or
- the Exchange Operating Company continually fails to fulfill its duties to management by administering the exchange adequately, in accordance with regulations.

The license will expire under certain conditions requiring dissolution, including:

- where the licensee returns the license
- where the Exchange Operating Company is liquidated, or
- where bankruptcy proceedings are instituted against the assets of the Exchange Operating Company.

The Vienna Stock Exchange is subject to the supervision of the Austrian *Finanzmarktaufsichtsbehörde* ("**Financial Market Authority**" or "**FMA**") an

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[1] Before the establishment of the Exchange Operating Company the Wiener Börsekammer, a public body set up by administrative law, operated the Vienna Stock Exchange. Wiener Börsekammer was dissolved after the new license of Wiener Börse AG got legally binding. The reason for the changeover from Wiener Börsekammer as a public body to Wiener Börse AG as a joint stock company was to follow the international trend as well as the competitive edge.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
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institution of public law having a legal corpus, and remaining independent from governmental instructions[2].

The main function of the Exchange Operating Company is the operation of the securities market, including the futures and options market. To this end, the Exchange Operating Company is also responsible for listing approvals, matching trades, monitoring corporate disclosures, surveying members and providing general administration. The Exchange Operating Company is the owner of the facilities of the Vienna Stock Exchange. It provides the organization, personnel and infrastructure required to carry out the trading activities on all market segments of the Exchange, including back-office facilities.

The Vienna Stock Exchange is a forum for trading in securities, commodities[3] and recently started exchange trading of electric power[4].

The Vienna Stock Exchange is the only stock exchange, and the only organized market in Austria. Without a license of the FMA, it is a violation of administrative law to hold meetings, or set up or operate a fully automated or computer assisted trading system at which stock exchange trading in negotiable instruments takes place (bucket shops). Violating these codes is punishable by fines up per EUR 20,000 per offense, or, if beyond jurisdiction of the Stock Exchange Act, by criminal law.

Members of the Exchange may include (among others) credit institutions and investment firms that are duly authorized to provide investment services in

[2] The FMA's independence is guaranteed by the Austrian constitution and its activities are under the direct supervision of the Austrian Parliament. The FMA currently receives annual public funding of €3.5 million. (For more detail see chapter I. 3.2 of this letter).

[3] The Vienna Stock Exchange is also a general commodity exchange, on which all goods that are tradable on an exchange and are not expressly restricted to trading on stock exchanges or exchanges for agricultural products are traded, and on which all ancillary transactions arising from such dealings are carried out. This activity is based on a license granted by the Federal Ministry of Economic Affairs.

[4] The exchange trading of electric power is carried out by the EXAA Abwicklungsstelle für Energieprodukte AG (the "EXAA"). Prices are cleared in euros per megawatt hour. The market launch of the exchange trading of electric power was on March 21, 2002 following the liberalization of the electric power supply market. EXAA also acts as the clearing agency for exchange trading of electric power. Participation in trading (via the Internet) is permitted for energy dealers including large electric power producers, small electric power producers and large electric power customers. Currently EXAA has 29 members located in 9 states within and outside the European Union. The average traded volume per day on EXAA in 2003 amounted to approximately 3639 megawatt hours.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
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Austria or another member country of the European Economic Area, (also referred to as "**EEA**") and financial institutions which are based outside the European Economic Area as explained in more detail in Section I.3. of this application.

According to Article 64 et seq. of the Stock Exchange Act, the Austrian securities market consists for listing purposes of three statutory markets: *Amtlicher Handel* (the "**Official Market**"), *Geregelter Freiverkehr* (the "**Semi-official Market**") and *Dritter Markt* (the "**Third Market**"). By meeting the statutory criteria, securities are admitted to listing on the Vienna Stock Exchange and are divided in different trading segments within the market segments based on standards set by the Exchange.

The Official Market is designed as a market for large, established companies. The Official Markets requirements of the total nominal value, the existing period and the free float criteria are higher than those of the Semi-Official Market. The Semi-official Market is a platform for medium-sized companies and has less stringent listing requirements. The Third Market is the Exchanges market facility with the least stringent listing requirements and is predominantly used for the trading in bonds and warrants. Futures and options are traded on the Official Market. An enumeration of the conditions for the admission to listing on the Official Market, the Semi-official Market and the Third Market is listed in Part I. 5.4, an enumeration of the conditions for the ongoing reporting requirements is listed in Part I. 5.5.

The management board of Exchange Operating Company consists of at least two members who must have an adequate professional background and personal qualifications and experience to qualify for the position to manage the company. The day-to-day supervision of the trading activities is vested with the management of the Exchange Operating Company. The activities of the management are supervised by the supervisory board. The supervisory board has the power to appoint and dismiss the members of the management board.[5] The exercise by the Vienna Stock Exchange of its supervisory activities over the trading activities is subject to the supervision of the FMA. The FMA also enforces the compliance of the organization of the Vienna Stock Exchange with the Stock Exchange Act. In carrying out its supervisory activities, the FMA is required to

[5] The Exchange Operating Company is a joint stock company. In Austria joint stock companies are managed by a two-tier system: the management of a joint stock company (as the operating board) is supervised for all its activities by the supervisory board of the joint stock company. The members of the supervisory board of the Exchange Operating Company are representatives of the ownership.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
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consider the interests of the Austrian economy in maintaining a properly functioning capital market as well as the interests of the investing public.

The FMA examines the market surveillance system of the Vienna Stock Exchange. On-line surveillance is done by the Vienna Stock Exchange and, in the case of conspicuity, (as defined by the trading system) the Vienna Stock Exchange informs the FMA. A quotation can be suspended by the Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is necessary in order to protect the public interest.

In case of defined conspicuities (e.g. in case of extraordinary turnover of a stock in comparison to the past turnover in this stock or in case of significant price deviations between the current price and the last price) the automated surveillance system generates alerts. In these cases, the FMA is informed by the Vienna Stock Exchange and the FMA can start its investigations.

If the automated surveillance system does not suffice for the adequate surveillance of trading activities and settlement, then the FMA can order the system to be improved under penalty of a fine within an adequate period of time.

The automated surveillance system was approved by the FMA the first time it was implemented, and every change and improvement is only done in accordance with the FMA.

I. 2. Market Size

Currently, approximately 3,400 securities trade on the Vienna Stock Exchange with the following breakdown as of October 31, 2004: equity securities of 100 Austrian issuers, equity securities of 22 foreign issuers, 19 dividend rights certificates, 485 warrants, 4 participation certificates and 2,698 bonds. In 2004, the aggregate trading volume in shares on all three markets of the Exchange reached EUR 19,4 billion (or approximately USD 25,2 billion at current exchange rates). As of December 31, 2003, the aggregate market capitalization of exchange-listed domestic equities was approximately EUR 43.6 billion or USD 56,8 billion.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
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Official Market and Semi Official Market

Number of Issuers	Foreign shares	Domestic shares	Dividend rights certificates	Participation certificates
1998	32	96	13	7
1999	17	97	13	6
2000	14	97	13	3
2001	14	99	10	3
2002	14	91	8	3
2003	16	86	7	3
End of October 2004	16	82	4	3
Numer of Listings				
1998	35	112	20	7
1999	18	113	20	6
2000	14	111	22	3
2001	14	114	19	3
2002	14	103	15	3
2003	16	97	12	3
End of October 2004	16	91	9	3
Capitalization in EUR million				
1998	1,333,993.6	29,045.3	-	561.5
1999	1,164,371.8	32,102.1	634.3	210.3
2000	990,105.7	31,197.5	614.6	72.4
2001	1,042,649.7	27,528.6	705.1	73.5
2002	640,555.9	30,397.1	654.5	82.4
2003	652,388.1	43,229.7	606.6	83.5
End of October 2004	593,622.8	55,054.1	564.6	83.0
Turnover in EUR million				
1998	480.1	29,796.6	-	948.7
1999	285.4	21,526.9	54.7	54.0
2000	404.0	20,380.6	185.0	23.2
2001	802.4	16,282.6	122.4	2.6
2002	397.6	12,333.9	77.9	4.1
2003	414.4	18,895.5	87.9	3.8
End of October 2004	497.9	29,345.4	53.2	2.7

I. 3. Requirements for Membership and Admission to Trading

Under the Stock Exchange Act all transactions on one of the three statutory markets must be executed by a member of the Vienna Stock Exchange. Therefore the trading facilities of the Exchange can only be accessed by Members. Only employees of members of the Exchange who have certain professional qualifications described below or members of the management board of members of the Vienna Stock Exchange may execute a transaction on the Exchange.

[redacted]

In order for an institution to participate in trading on the derivatives and cash markets of the Vienna Stock Exchange, it is necessary for it to become a member of the Exchange and to have the required technical equipment and human resources. Only institutions that are duly authorized to provide investment services in Austria or another member of the EEA are entitled to become members of the Vienna Stock Exchange if they meet all the legal requirements. Entities from jurisdictions outside the EEA can apply for membership if the applicant is subject to comparable home country regulations and there are no other discretionary reasons not to grant membership to the applicant. Any application is subject to the approval of the Exchange Operating Company[6].

According to the relevant EU directives, implemented into Austrian Bankwesengesetz (the "Banking Act"), investment firms from EEA member states, along with recognized investment firms from third countries (and their registered offices in a third country) can be members of the Vienna Stock Exchange.

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[6] Pursuant to Article 15 Stock Exchange Act membership is open to the following financial institutions and securities brokers following an amendment to the Stock Exchange Act:

1. Financial institutions as defined in Article 1 paragraph 1 Banking Act, Section 1 of FLG 532/1993, Part I, which are licensed to engage in the business specified in Article 1 (1)(7) Banking Act;

2. Financial institutions pursuant to Article 9 Banking Act, investment firms as defined in Article 9a Banking Act and firms from EEA member states other than Austria;

a. that are licensed in their home member state to provide services according to Section A fig.1 letter b and fig. 2 of the Annex to the European Council Directive 93/22/EEC, or authorized pursuant to Article 2(20) in conjunction with Article 3 paragraph 4 of the Council Directive 93/6/EEC;

b. that comply with the capital requirements according to the European Council Directive 93/6/EEC and are subject to the supervision of the competent authorities of the respective EEC member state; and

c. for whom the notification by the competent authority of the home member state according to Article 9(2) or (6) Banking Act has been given; in the case of non Austrian companies, a confirmation of the competent authority of the home member state or any other evidence which certifies compliance with the provisions pursuant to Article 3(4) of the European Council Directive 93/6/EEC shall be considered sufficient;

3. recognized investment firms in third countries pursuant to Article 2(31)(b) Banking Act;

4. undertakings with their registered office in a third country pursuant to Article 2(8) Banking Act) that are licensed to carry out at least one of the businesses listed under Article 1(1)(7)(b)-(f) Banking Act.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG. BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

[redacted]

According to the Banking Act a credit institution is an entity which is trading for own or on account of a third party in:

- foreign means of payment (foreign exchange and foreign currency business);
- money market instruments;
- financial futures contracts (including equivalent cash-settled instruments and options to acquire or dispose of any instruments encountered, including equivalent cash-settled instruments—i.e. futures and options business);
- forward interest rate agreements and interest rate adjustment agreements (FRAs), interest rate and currency swaps as well as equity swaps;
- transferable securities (securities business); and
- instruments derived from the encountered instruments (unless such dealing is done on behalf of private assets)

Credit institutions located in Austria require a banking license from the FMA. Credit institutions located in the EEA require a license from their home authorities and are allowed to offer securities in Austria (so-called "EU-Single Passport") after obtaining such license.

According to the Council Directive 93/22/EEC of 10 May 1993, an investment firm is any legal person whose regular occupation or business is the provision of investment service for third parties on a professional basis. Investment service is (among others) the reception and transmission, on behalf of investors, of orders in relation to one or more securities instruments and the execution of such orders other than for this own account.

A recognized investment firm is a company established in a third country which is authorized in a third country, represented in the Basle Committee for Banking Supervision (among them USA, Canada, Japan and Switzerland) and complies with rules that are at least as stringent as the minimum standard of the European Union for investment firms.

Recognized investment firms with registered offices in a third country (along with their registered office in third countries) may retain their membership to the Vienna Stock Exchange only as long as the following is true:

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
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- on the derivatives market, at least one clearing participant and on the cash market, at least one authorized credit institution has its registered office and licence in an EEA Member State,
- it is a member of the local securities exchange; and,
- it concludes deals on their behalf and for its own account and/or guarantees vis-a-vis the Vienna Stock Exchange the fulfillment of exchange transactions carried out by the recognized investment firm or the undertaking.

A written application for membership to the Vienna Stock Exchange is required. The application shall include:

- the most recent financial statements;
- an excerpt from the commercial register or an equivalent document;
- proof of the licenses that was granted by the supervising authority;
- the declaration of acceptance of membership for that trading system for those instruments for which an application has been submitted;
- a declaration to participate in the clearing system, either as direct clearing participant or non-clearing participant, through which transactions in these instruments (for which an application has been submitted) are cleared;
- an application for admission for at least one dealer for the trading floor or who shall have access to the automated trading system through the pertinent exchange member;
- an application for admission for one dealer from among the members of the management board

The needed amount of clearing collateral for the clearing and settlement system shall be determined at the time of admission to membership on the Vienna Stock Exchange. The admission to membership shall take effect upon proof that the following requirements have been met:

- the collateral has been deposited;
- the member's required technical equipment for participating in the trading and/or clearing system is adequate to protect against trading and settlement disruption.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

The minimum capital requirements for investment firms and credit institutions are regulated by the Council Directive 93/6/EEC of 15 March 1993 on the capital adequacy of investment firms and credit institutions.

Investment firms which hold clients' money and/or securities which offer one or more of the following services shall have initial capital of EUR 125,000. Investment firm funds may not fall below this level.

The initial capital or the initial endowment of credit institutions cannot be less than EUR 5 million which must be at the free disposal of the managers. Credit institutions shall maintain the initial capital required at the stage of licensing or the initial endowment as minimum capital.

As described above, only institutions which are authorized by the FMA or in case of foreign institution by their home country supervising authority can be members of the Vienna Stock Exchange. A license by the FMA is only granted to institutions fulfilling initial, as well as ongoing, capital requirements. The FMA monitors the capital requirements on an ongoing basis. Any failure to meet the capital requirements will result in a revocation of the license of such institution by the FMA.

In addition to the capital requirements, every member trading in the cash market of the Vienna Stock Exchange has to provide clearing collateral to ensure the execution of trades. Members trading in the ÖTOB derivatives market are required to deposit margins for all binding positions (futures and short positions in options).

Companies wishing to become members of the Vienna Stock Exchange have to furnish proof of, and confirm the fulfillment of the admission requirements, which is examined on a case-by-case basis. Currently, 63 financial institutions and investment firms are admitted as members of the Vienna Stock Exchange, including all major Austrian banks.

I. 3.1 Professional Qualifications of a Dealer:

In order to satisfy the professional qualification requirement, an individual securities dealer who is trading on behalf of a member of the Exchange must have passed a brokerage exam. The rules and regulation on the exam are set forth in the Stock Exchange Act and in the General Terms and Conditions of Business of the Exchange Operating Company. The brokerage exam is administered by the Exchange Operating Company. The decision regarding the admission of securities dealers to the Exchange is made by the management board of the Exchange Operating Company. This decision is based on a written application to the Exchange Operating Company, which must include detailed information about the individual securities dealers and the company employing them. An individual securities dealer may not be admitted if the applicant does not appear to be sufficiently reliable to be a trader on the Exchange, is subject to certain restrictions to do business pursuant to the Stock Exchange Act or has been found guilty of certain violation of the Stock Exchange Act.[7]

Evidence of the qualification and experience, required according to the Stock Exchange Act, shall be submitted to the Vienna Stock Exchange. The existence of specialized knowledge is generally assumed to be given if the Vienna Stock Exchange has received proof that the applicant concerned has the professional training entitling him or her to trade in securities and/or to trade in options and financial futures on a regulated market in a Member State that belongs to the EEA, or in a state represented on the Basle Committee for Banking Supervision, providing he or she also has the requisite knowledge of the special features of the Austrian capital market.

The following shall be accepted as evidence of the qualification:

- Dealers who intend to trade in options and financial futures contracts are required to pass the ÖTOB Dealer Examination. In the ÖTOB Dealer Exam the applicant´s knowledge in options and futures, options pricing, combined strategies, hedging, arbitrage, as well as understanding of the technical trading system, is examined.

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[7] In addition, any member and dealer on the Exchange must meet the following requirements as applicable:

- No facts are known that might indicate that the application is not as reliable as is required to be able to take part in trading on the exchange,
- the applicant is not restricted in its capacity to do business, in particular due to insolvency or because it has been put under receivership,
- neither the applicant nor any of its officers is subject to a final and unappealable conviction under Article 48 Stock Exchange Act and/or Article 13 Business Code, unless such violation has been insignificant or the sentence has been expunged from the criminal record, or
- no facts are known that would be detrimental to the reputation of the domestic market or hinder the maintenance of orderly and fair trading.

Members may be expelled in the following cases:

- If the prerequisites for the admission were not given at the time of admission or if these cease to apply later on;
- if they fail to fulfill their duties.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
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- Dealers who intend to trade in securities are required to pass the Stock Exchange Dealer Examination. In this exam, the applicant´s knowledge in the history, functioning and importance of stock exchanges, the design of traded securities, technical and fundamental analyses, listing and surveillance of securities and issuers, code of conduct of trading, surveillance of the stock exchange and members of the stock exchange, trading models and indices as well as understanding of the technical trading system, is tested.

The experience required shall also be understood to include the knowledge required to use the trading and/or clearing systems. The examinations shall be held by a commission set up by the Exchange Operating Company.

I. 3.2 Supervision of the Vienna Stock Exchange

Pursuant to the Stock Exchange Act, the Banking Act and the *Wertpapieraufsichtsgesetz* – WAG (the "**Securities Supervision Act**"), all credit institutions and investment firms are subject to the supervision of the FMA.

The Finanzmarktaufsichtsgesetz - FMAG (the "**Financial Market Authority Act**") created the FMA and amended the respective acts containing supervisory regulations (for example, the Banking Act, Insurance Supervison Act, Securities Supervision Act) to subject the respective areas of supervision to the authority. The FMA is an institution under public law, and its independence is secured by constitutional provisions. The supervisory authority of the FMA is not the Austrian government, but the Austrian Parliament, according to international standards. The costs of supervising the financial sectors (banks, insurance companies, issuers) are borne foremost by the supervised institutions themselves.[8]

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[8] For calculating reasons the FMA forms a separate accounting group for each of the supervisory areas:

1. accounting group 1 for the banking supervision costs;
2. accounting group 2 for the insurance supervision costs;
3. accounting group 3 for the securities supervision costs;
4. accounting group 4 for the pension funds supervision costs;

Based on the costs calculated for the accounting groups 1 to 4, the FMA computes the ratios of the costs per accounting group in relation to each other.

The Austrian Federal Government contributes an amount of EUR 3.5 million to the FMA annually. This amount shall be deducted from the total costs of the FMA. The remaining (...continued)

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
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(continued...)

difference shall be apportioned among the accounting groups 1 to 4 using the ratios. The amounts resulting there from for each accounting group shall represent those costs to be reimbursed by natural or legal persons in accordance with the provisions of the Austrian Banking Act (*Bankwesengesetz* – BWG), the Insurance Supervision Act (*Versicherungsaufsichtsgesetz* – VAG), the Securities Supervision Act (*Wertpapieraufsichtsgesetz* – WAG) and the Pensionskassen Act (*Pensionskassengesetz* – PKG) when the FMA issues a notice of payment due.

The amount of the securities supervision costs is divided into three sub-accounting groups:

1.) Institutions subject to reporting requirements:

Institutions subject to reporting requirements shall be obliged to report all transactions in instruments subject to reporting requirements (Instruments subject to reporting obligations are:

1. shares and other instruments that entitle the holder to shares in a company,

2. debt securities and equivalent instruments,

3. standardized financial futures contracts relating to stocks and stock indices,

and

4. standardized options contracts on stocks and stock indices, admitted to listing on an Austrian stock exchange or on any regulated market of a Member State (of the European Economic Area), regardless of whether or not the transaction is carried out or settled on a regulated market, and provided that it is a purchase or sale, or a repurchase agreement without the obligation to return the securities) to the FMA at the latest on the next banking day following the day on which the transaction was concluded. Institutions subject to reporting requirements are:

a.) credit institutions pursuant to Article 1 par. 1 Banking Act,

b.) domestic branch offices of credit institutions, financial institutions and investment firms pursuant to Articles 9 ff. Banking Act,

c.) credit institutions, investment firms and local firms with their registered office in Member States operating under the freedom to provide services pursuant to Articles 9 ff. Austrian Banking Act if they are members of a securities exchange as defined by the Austrian Stock Exchange Act, however, only for those instruments admitted to listing on a regulated market in Austria and for which trades have been concluded in Austria in a regulated market.

d.) the Oesterreichische Nationalbank, and

e.) recognized investment firms with their registered office in a third country (Art. 15 par. 1 fig. 3 Stock Exchange Act) and firms with their registered offices in a third country (Art. 15 par. 1 fig. 4 Stock Exchange Act) that are members of a securities exchange as defined by the Austrian Stock Exchange Act as well as members of any cooperation partner stock exchange (Art. 15 par. 5 Stock Exchange Act), however, only for those instruments admitted to listing on a regulated market in Austria and for which trades have been concluded in Austria in a regulated market.

(...continued)

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
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The Republic of Austria pays EUR 3.5 million per fiscal year, and the FMA is obliged to perform by the most economical means.

The FMA monitors the compliance of financial institutions, brokerage houses or financial service providers with the Austrian Banking Act and the Securities Supervision Act, including the requirements contained therein for the conduct of the banking and brokerage business and the provision of financial services in Austria. Pursuant to Austrian banking law, financial institutions, brokerage houses and financial service providers are required to obtain a license from the FMA. Financial institutions, investment firms and financial service providers are required to submit regular monthly, quarterly and annual reports to the FMA and to the Oesterreichische Nationalbank (the "**Austrian National Bank**" or "**OeNB**"). The contents of the reports vary depending on the type of business the bank or financial services in which the provider is engaged. Article 73 of the Austrian Banking Act and Article 10 of the Securities Supervision Act contain a list of specific events that are required to be reported to the FMA immediately upon their occurrence.

Credit institutions shall (among others), without delay, report in writing to the FMA:

- any amendment to their articles of association;
- any personnel change concerning the managers;
- the establishment, transfer, termination or temporary suspension of the business operations of the head office or of branch offices;
- the occurrence of insolvency or of over-indebtedness;
- any extension in the scope of their business purpose;
- any reduction of the paid-up capital and the participation capital with the obligation of retroactive payment of dividends;

(continued...)

2.) Issuers

3.) Investment Service Provider

Regarding institutions subject to reporting requirements and issuers, the amount of the costs is calculated in percentage of the turnover of each single security. The cost of the Investment Service Providers is calculated by the turnover of the investment service of every provider.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
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- termination of membership in the guarantee facility; and

- the person or persons responsible for internal audit as well as each change concerning such person or persons.

Credit institutions shall, after the end of each calendar month, transmit without delay monthly reports and within four weeks after the end of each quarter of the calendar year quarterly reports to the FMA which list the items of the profit and loss account.

Institutions subject to reporting requirements are obliged to report all transactions in instruments subject to reporting requirements to the FMA at the latest on the next banking day following the day on which the transaction was concluded. Institutions subject to reporting requirements are credit institutions, domestic branch offices of credit institutions, financial institutions and investment firms, the Oesterreichische Nationalbank, and investment firms with their registered office in a third country. Instruments subject to reporting obligations are:

- shares and other instruments that entitle the holder to shares in a company,

- debt securities and equivalent instruments,

- standardized financial futures contracts relating to stocks and stock indices, and

- standardized options contracts on stocks and stock indices, admitted to listing on an Austrian stock exchange or on any regulated market of a Member State, regardless of whether or not the transaction is carried out or settled on a regulated market, and provided that it is a purchase or sale, or a repurchase agreement without the obligation to return the securities.

The report shall include the following details:

- the name and security identification code of the instrument;

- the date and time of the transaction or of the relevant price determination;

- the price and, if available, number and nominal value of the instruments;

- the credit institutions or investment firms involved in the transaction concerned;

- the market;

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- means of identifying the transaction;
- indication of whether the deal has been concluded for its own account; if dealings for own account are based on other dealings that are commission transaction concluded in one's own name, then the indication must show the connection to the underlying commission transaction.

In carrying out its supervisory activities, the FMA is required to consider the interests of the Austrian economy in maintaining a properly functioning capital market as well as the interests of the investing public.

In order to fulfill its duties, the FMA may at any time require banks, brokerage houses or financial service providers to provide information on all aspects of their respective business and may inspect the books, written documents and data carriers of these companies. The FMA may also request audit reports and information from the auditors and statutory audit bodies or may have all necessary audits performed by the auditors or by the FMA's own auditors. These supervisory powers of the FMA also extend to self-employed independent representatives of investment services providers carrying on the investment business.[9]

The FMA can investigate in every case in which, in their opinion, the interests of the national economy in maintaining a properly functioning capital market, as well as the interests of the investing public, is endangered. The law does not list any specific events at which the FMA needs to undertake an investigations.

The FMA has the authority to enforce compliance with applicable laws. On-site inspections are regarded as a very efficient supervisory tool. The FMA is authorized to have access to books, documents and data carriers of companies in order to examine compliance with the Securities Supervision Act in case of

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[9] The definition of "self-employed independent representatives of investment services providers carrying on the investment business" is stipulated in Art 19 Securities Supervision Act:

Natural persons working on a freelance basis who provide any one or several of the following services (financial services business), to the extent these services do not encompass the holding of money, securities or other instruments so that the provider of these services at no time places himself in debit with his clients: a) investment advice concerning client funds; b) managing client portfolios in accordance with mandates given by investors; and c) brokerage of business opportunities for the acquisition or sale of one or more of specified financial instruments (e.g. money market instruments; futures and options business; forward interest rate agreements and interest rate adjustment agreements (FRAs), interest rate and currency swaps as well as equity swaps; transferable securities)

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
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investment service providers and the rules of conduct of the Securities Supervision Act and the compliance provisions of the Stock Exchange Act in case of credit institutions. The compliance supervision not only includes credit institutions but also issuers (internal regulations for the passing on of information inside the company, organizational measures to prevent the misuse or the passing on of inside information) as well as insurance companies and Pensionskassen (pension funds).

Finally, the FMA has the legal competence to fine entities which violate the above mentioned laws and retains the right to cancel the license.

I. 4. The Trading Systems on the Cash Market and the Derivatives Market

I. 4.1 Cash Market

Trading on the Vienna Stock Exchange occurs primarily through electronic continuous trading systems.

In 1999, the Exchange implemented the trading system XETRA®, the abbreviation for Exchange Electronic Trading. XETRA® is the electronic trading system of the Deutsche Börse AG and is used for example by the Frankfurt Stock Exchange and is aimed at facilitating cross-border trading. On the basis of XETRA®, all participants have equal access to the trading facilities regardless of their location. In this way all members of the Exchange can place their orders to buy and sell securities with the exception of warrants in the XETRA® system.

The XETRA® trading system for the Vienna Stock Exchange supports two trading models:

One auction per trading day; and

Continuous trading with an opening auction, an intraday auction and a closing auction.

Trading takes place throughout the exchange trading day[10] and starts with the pre-trading session[11] followed by the main trading session[12] and ends with the

[10] In the cash market the pre-trading sessions are held from 8:30 a.m. to 9:15 a.m., followed by an opening auction. The main trading session ends at 5:30 p.m., followed by a closing auction. The post-trading phase for equity securities ends at 5:45 p.m.

[11] During the pre-trading session market participants may enter orders and quotes in preparation of actual trading and change or delete their own orders and quotes. Orders entered by participants are confirmed by the Exchange. The trading system marks all orders placed with a time stamp and assigns a transaction identification number. Exchange members receive a (...continued)

post-trading session[13]. The system is not available in the time between the post-trading phase and the pre-trading phase. While pre-trading and post-trading rules are the same for all equity securities, procedures in the main trading phase may differ depending on the equity securities liquidity.

Liquid securities are traded continuously with an opening auction and a closing auction. Continuous trading is interrupted by an intraday auction. In trading segments with less liquid securities and in securities for which there are no market maker commitments, all trades are executed by one daily auction. A liquid security is a security which is served by a Specialist or Market Maker. Specialists and Market Makers are under the obligation to place binding buy and sell prices (quotes) into the system during a certain period in continuous trading, which must comply with market makers' minimum size and maximum spread. The specialist for each security (cash market) and product (derivatives market) is determined by holding a tender. The trading participant which submits the best bid (in terms of minimum size and maximum spread) is appointed specialist. The tender procedure is repeated every year, giving each Vienna Stock Exchange trading participant the opportunity to serve as specialist for a given period. Only one specialist may be selected for each security and product. The specialist must fulfill the obligations stated in the tender (minimum size, maximum spread) for the entire period (one year). The current market maker obligations are the minimum requirements when submitting bids. The specialist and the market maker are also obligated to ensure that prices are determined in the auction and to respond to quote requests more frequently. Trading volumes achieved in this manner have a positive impact on the specialist's share in trading volume.

The market participants can see the ten best bid and ask prices for every security that is continuously traded. Furthermore, with a delay of 15 minutes,

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(continued...)

confirmation (booked or executed) of the orders placed from the trading system immediately. Market participants are not allowed to view the orders entered in the order book as the order book is closed during that phase. The only information shown, if available, is the closing price determined for the security concerned on the preceding day. A prior day's closing price for a security is not available if there have been no trades on the preceding day. In this case the price of the last trade executed is shown.

[12] During the main trading session, orders of any size may be traded in accordance with the applicable rules of each of the trading segment. Liquid securities are traded continuously with an opening auction and a closing auction. Continuous trading is interrupted by an intraday auction.

[13] In the post-trading session participants may enter orders and change or delete their own orders that have not been executed. Newly entered orders will be traded in the appropriate trading procedures on the next trading day, subject to any execution or validity restrictions that may apply. Transactions not executed during the day also take place during the post-trading session.

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trading information is also available on the website of the Exchange Operating Company at www.wienerborse.at. The Exchange Operating Company has concluded data dissemination agreements with all major data vendors such as Reuters, Bloomberg, Moneyline Telerate, Thomson Financial, and Telekurs for global real-time data distribution.

Announcements during trading hours that affect trading are displayed on screen via the trading system. These are:

- Emergency measures;
- Orders and quotes in the general order book sorted by limit and displayed in aggregate form per limit;
- Potential price at which the largest number of orders can be executed;
- Auction prices;
- Prices in continuous trading;
- The auction and continuous trading phases;
- Trading phases;
- Potential and effective volatility interruptions; and
- Potential and effective market order interruptions.

In the case of coupon due dates or distributions, the Vienna Stock Exchange determines the date for ex coupon trading; in the case of equities and debt securities traded cum interest (tel quel), it determines the reduction for the value of the detached coupon (of the distribution); all orders contained in the system are declared cancelled by the Exchange Operating Company and may be placed again by exchange members.

In the event of subscription rights offerings, the Exchange Operating Company fixes the terms and the day of trading ex rights, the duration of ex rights trading and the reduction for the value of the coupon belonging to the old security; all orders contained in the system are declared cancelled by the Exchange Operating Company and may be placed again by exchange members.

Exchange prices are determined by the electronic trading system. The Exchange Operating Company monitors the system to ensure that prices are determined in an orderly manner.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
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Trading data—in particular, exchange prices and relating trading volumes—shall be stored in the EDP system of the Exchange Operating Company. The exchange prices determined and the related trading volumes shall be disseminated.

The following types of orders may be placed by exchange members into the trading system:

- Limit orders: Buy and sell orders entered with a price limit to be executed at said price or better.
- Market orders (unlimited orders): Buy and sell orders entered without price limits that to be executed at the next price determined by the trading system.

Orders must be marked when entered as nostro orders (Proprietary), market maker orders (Designated Sponsors), or on behalf of customers (Agent) and shall contain the following information:

- Buy/sell price (bid/ask);
- Security category;
- Nominal value/number.

Market and limited orders may have any one of the following attributes defined for execution in continuous trading:

- immediate execution in full or deletion of order (fill-or-kill; FOK),
- immediate execution of order to the extent possible and deletion of unfilled portion (immediate-or-cancel; IOC),
- as an order to be transferred automatically to the order book as a market order as soon as a price reaches, falls below, or exceeds a predetermined price limit (stop loss);
- as an order to be transferred to the order book as a limit order automatically as soon as the price falls below, passes or exceeds a specified price limit (stop limit),
- as a market order to be executed at the best price in the order book (market-to-limit),

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- as a limit order that is entered into the trading system with a specified total volume, but is entered successively in specific portions of the total volume at a set price limit into the order book (iceberg order)

In the case of orders with the attribute "stop-loss", other orders may be executed during the time until the price that triggers such an order reaches—or falls below—the defined limit. Orders with the attribute "market-to-limit" are only effective if there are no matching market orders in the order book. This does not apply to orders entered into the system during an auction. In both cases, if an order is only partially filled, the unfilled portion of the order is entered into the order book with the price limit of the first executed portion. If an order is not executed during an auction, this order is entered into the order book with the price limit set for the price of the auction.

In the case of orders with the execution attribute "iceberg", the management defines the minimum overall quantity of such an order and the minimum partial volume that is to be entered into the order book based on such an order (minimum peak quantity) for each security.

Market and limit orders may have any one of the following validity restrictions:

- valid for the respective exchange trading day (good-for-day)
- valid until cancelled, but at the most 90 days as of entry (good-till-cancelled)
- valid until end of period (good-till-date)
- valid only for opening auction (opening auction only)
- valid only for closing auction (closing auction only)
- valid only for auctions (auction only)

Market orders and limit orders entered without validity restrictions shall be valid only until the end of the trading phase on a specific exchange trading day. Unless executed, such orders will be deleted from the electronic order book after the end of the trading phase. Orders with the execution attribute "iceberg" are valid only for the respective trading day.

The trading system marks all orders placed with a time stamp and assigns a transaction identification number. Orders that do not comply with the minimum

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
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requirements shall be rejected by the system. Exchange members receive a confirmation of the orders placed from the trading system immediately.

An order book is maintained for every negotiable instrument in which all orders are processed and sorted by price and time of entry. Changes to orders shall cause the time ranking of the orders to change in the order book if such changes relate to prices or other order specifications—in particular, to changes increasing the number of securities liable to have a negative effect on the execution of other orders.

Orders in the order book may be changed or deleted by the exchange members who entered the orders. All orders of one exchange member may be deleted upon request of that member by the exchange operating company.

The Exchange Operating Company may have orders deleted before expiry if this step is necessary and appropriate to ensure a well-functioning securities market in the interest of the national economy or to safeguard the legitimate interests of investors.

Exchange members immediately receive an order execution confirmation from the Exchange Operating Company via the trading system.

Objections regarding the correctness of transaction confirmations or claims regarding missing confirmations must be brought forth immediately, at the latest, however, 30 minutes before the beginning of the trading phase on the next exchange trading day; otherwise the transaction confirmed shall be considered as accepted. The objection shall be submitted to the operator of the trading system in writing or by facsimile.

As mentioned above the XETRA® Trading Sytem of the Vienna Stock Exchange offers different types of Trading Models:

Trading Model: Continuous Trading in Conjunction with Auctions


MAIN TRADING PHASE
PRE-TRADING PHASE
POST-TRADING PHASE
Continuous Trading
Intraday auction(s)
Opening auction
Order book balancing
Call
PD
1st Phase Specialist Market Maker
2nd Phase Market
Closing auction
Order book balancing
Call
PD
1st Phase Specialist Market Maker
2nd Phase Market
— Random End
PD...Price determination
Time

Opening Auction

The beginning of continuous trading is preceded by an opening auction consisting of the call phase, price determination phase, and order book balancing phase. All orders remaining from the preceding day and that are still valid, or which are entered on the trading day itself, take part in this auction unless their execution is specifically restricted to the closing auction ("closing auction only"). All orders that are executable are filled in the opening auction to avoid a "crossed order book" situation (i.e. an order book not showing matching buy and sell orders) and to permit the commencement of continuous trading.


Pre-trading
Opening auction
Time
Call
PD
Order book balancing
Market Maker / Specialist
Market
Continuous trading

PD = Price determination

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Call Phase

The opening auction starts with the call phase. An auction schedule informs the market participants of the periods when specific securities are called. During this phase, the market participant may enter new orders and quotes and change or delete previously placed orders.

In the call phase, when the order book is open, the entire depth of the market is displayed. If there are orders that can be matched, an indicative auction price is displayed. This is the price that would be set for the auction if the price determination phase were to end at that point.

The duration of the call phase may vary according to the liquidity of the securities in a trading segment. In order to avoid price manipulation, the call phase is ended at a random point in time after a certain minimum period.

Price Determination Phase

The call phase is followed by the price determination phase. Price determination takes only a few seconds. The auction price is determined on the basis of the order book situation at the end of the call phase according to the principle of executing as many orders as possible. The auction price is the price at which the largest volume of orders can be executed, leaving the smallest possible surplus for each limit in the order book. The time priority rule ensures that, of the orders with an auction price limit, not more than one order is partially executed. If existing orders cannot be matched, it is not possible to determine an auction price. In this case, the best bid and/or ask limit(s) is/are displayed. As soon as the auction price has been determined, the market participants receive an execution confirmation showing the number of trades closed, along with the execution price, time, and volume.

Order Book Balancing Phase

If it is impossible to execute all executable orders in the price determination phase, these orders are offered to the market for a limited time, during the so-called order book balancing phase. An order book balancing phase occurs only if there exists a surplus of orders. Orders are executed at the auction price previously determined. During the order book balancing phase, orders previously entered into the system cannot be changed nor deleted. The market participants may absorb the surplus on offer either wholly or in part by entering the command, "Accept Surplus Orders." All other orders are rejected by the system during this phase. Accept Surplus Orders can be entered only with the execution restrictions IOC or FOK. Accepted surplus orders are executed in the order of their arrival.

The order book balancing phase comprises two stages: in the first stage - during a pre-defined period - only market participants registered as market makers or specialists have access to the surplus in a specific security. After the end of this period, the surplus is available to the entire market. If the surplus has not been absorbed by the end of the order book balancing phase, any orders that have either not been executed, or which have been only partially executed, are carried forward into the next possible trading procedure in accordance with their trading restrictions.

During the order book balancing phase, the parties to a trade receive execution confirmations analogous to those issued after the determination of an auction price.

Continuous Trading

Continuous trading starts after the end of the opening auction. In continuous trading, the order book is open and limits and aggregate order volumes per limit are displayed. Any new incoming limit or market order, and every new quote, is examined immediately to determine whether it can be matched against orders on the opposite side of the market. Orders are executed according to price and time ranking. An order may be executed in full, in one or several steps, in part, or not at all, thereby generating one or several transactions or none at all. Orders or parts of orders left unfilled may be entered into the order book and sorted by price and time priority. As orders are sorted by price and time, buy orders with a higher limit take precedence over buy orders with lower limits. Conversely, sell orders with a lower limit take precedence over sell orders with higher limits. Time is used as the second criterion for prioritizing when several orders have the same limit. In this case, orders that were entered earlier take precedence. Market orders take precedence in the order book over limit orders. The rule of time priority also applies to market orders. When two orders have been matched, the trading parties receive execution confirmations in a procedure analogous to the one followed in the opening auction.

Intraday Auction

An intraday auction interrupts continuous trading. The intraday auction has three phases analogous to the opening auction: a call phase, price determination phase and order book balancing phase. All orders and quotes for stocks in the order book are matched automatically. This applies to orders and quotes remaining from the continuous trading procedure as well as to orders that were placed with the restriction Auction Only. In the call phase, the order book is open and market participants are given a view of the entire depth of the market. As an additional piece of information, an indicative price is displayed. If there are orders that cannot be matched at the time of price determination, it is impossible

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to determine an auction price. The order book balancing phase only occurs if there is a surplus, as in the opening auction. It has two sub-phases; in the first phase, only market makers and specialists have access to the surplus, in the second phase, all market participants have the opportunity to balance the surplus. In the order book balancing phase, orders are executed at the auction prices determined. If the surplus is not balanced by the end of the order book balancing phase, all unfilled orders or partially executed market orders, market-to-limit orders and limit orders are transferred to the next possible trading procedure, depending on their size and trading restrictions. This applies even if it was not possible to determine an auction price. After the intraday auction ends, continuous trading goes on.


Intraday auction
Time
Call
PD
Order book balancing
Market Maker / Specialist
Market
Surplus may be accepted at the auction price

Closing Auction

Continuous trading is followed by a closing auction consisting of a call phase, price determination phase and order book balancing phases


Closing auction
Post-trading
Time
Call with random end
Call
PD
Order book balancing
Market Maker / Specialist
Market
Unfilled Orders not restricted to auctions
Transparency through open order book, full order book depth, an indicative price is displayed if it can be determined
Surplus may be accepted at the auction price

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The Closing Auction

In the closing auction, orders of all sizes recorded in the order book are matched automatically. This covers orders and quotes carried forward from continuous trading as well as orders entered into the order book only for the closing auction. If the orders entered cannot be matched and executed, no auction price is determined. In this case the best bid and/or ask limit(s) is/are displayed. Unfilled or only partially executed market orders, market-to-limit orders and limit orders are transferred to the next trading day according to their validity.

Single Auction for Stock Trading

The trading procedure for securities for which no member has assumed a market maker commitment is the auction. The auction also consists of three phases: call, price determination, and order book balancing. In contrast to the opening auction or the intraday auctions in continuous trading, orders not executed remain on the order book until the next auction is held. There is no continuous trading. An auction schedule informs market participants of the periods when specific securities are called.

Call Phase

The auction starts with the call phase. An auction schedule informs the market participants of the periods when specific securities are called. During this phase, the market participant may enter new orders and change or delete orders they have previously placed. During the call phase for the trading procedure single auction, the order book is partly open. Only the best bid and best ask of the market are displayed. If there are orders that can be matched, an indicative auction price is displayed. This is the price that would be set for the auction if the price determination phase were to end at that point. During the call phase for the single auction (which includes a liquidity provider), the order book is open. The entire depth of the market is displayed. If there are orders that can be matched, an indicative auction price is displayed. This is the price that would be set for the auction if the price determination phase were to end at that point. The duration of the call phase may vary according to the number and liquidity of the securities in a trading segment. In order to avoid price manipulation, the call phase is ended at a random point in time after a certain minimum period.

Price Determination Phase

The call phase is followed by the price determination phase. Price determination takes only a few seconds. The auction price is determined on the basis of the order book situation at the end of the call phase according to the principle of executing as many orders as possible. The auction price is the price at

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
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which the largest volume of orders can be executed, leaving the smallest possible surplus for each limit in the order book. The time priority rule ensures that of the orders with an auction price limit, not more than one order is partially executed. If existing orders cannot be matched, it is not possible to determine an auction price. In this case, the best bid and/or ask limit(s) is/are displayed. As soon as the auction price has been determined, the market participants receive an execution confirmation showing the number of trades closed along with the execution price, time, and volume.

Order Book Balancing Phase

If it is impossible to execute all executable orders in the price determination phase, these orders are offered to the market for a limited time, during the so-called order book balancing phase. An order book balancing phase occurs only if there is a surplus of orders. Orders are executed at the auction price previously determined. During the order book balancing phase, orders previously entered into the system cannot be changed or deleted. The market participants may absorb the surplus of offer either wholly or in part by entering the command, "Accept Surplus Orders." All other orders are rejected by the system during this phase. Accept Surplus Orders can be entered only with the execution restrictions, IOC or FOK. Accept Surplus Orders are executed by time priority. If the surplus has not been absorbed by the end of the order book balancing phase, all market orders, market-to-limit orders and limit orders that have not been executed or have been executed only in part are carried forward into the next possible trading procedure in accordance with their trading restrictions (i.e., in the case of single auctions, into the auction on the following trading day). During the order book balancing phase, the parties to a trade receive execution confirmations analogous to those issued after the determination of an auction price. If the orders entered cannot be matched and executed, no auction price is determined. In this case, the best bid and/or ask limit(s) is/are displayed.

Since November 5, 1999 warrants[14], options and financial futures contracts have been traded through the fully automated trading system, OM. On the commodity exchange, trading in electric power is conducted through the trading system operated by EXAA Abwicklungsstelle für Energieprodukte AG on behalf of the Exchange Operating Company.

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[14] During the issuing procedures (maturity) Exchange members, who take part in trading of warrants and are at the same time issuers of warrants can choose between either unrestricted continuous trading during which quotes are placed into the system continuously between 9:00 a.m. and 5:30 p.m. or short continuous trading during which quotes are placed into the system continuously between 11:30 a.m. and 11:50 a.m.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

Regardless of whether a trade occurs within or outside the exchange trading systems, members of the Exchange must communicate to the FMA regularly all the information on transactions of securities including options and financial futures listed on the Exchange in which they are involved.

I. 4.2 ÖTOB derivatives market

On the Vienna Stock Exchange, trading in options and financial futures contracts takes place through the fully automated trading system, OM, with the trading procedure Continuous Trading.

The segment Austrian Derivatives contains Austrian Traded Index (ATX) futures and options as well as options on Austrian stocks and equity futures contracts. These are special financial products that are subject to specific criteria. A trading participant is required who assumes the function of a specialist and agrees to enter firm buy and sell orders for series requiring quotes on a permanent basis.

The segment CECE Derivatives (CECE = Central European Clearing Houses and Exchange contains all CECE index products (computed by the Exchange Operating Company), namely CTX (Czech Traded Index), HTX (Hungarian Traded Index), PTX (Polish Traded Index), RTX (Russian Traded Index), RDX (Russian Depository Index) and CECE Composite Index. Futures and options on the CTX, HTX, PTX and CECE Composite Index are traded in Euros. Futures and options on the RTX are traded in US Dollars. Futures on RDX are traded in EUR and USD. At least one trading participant must assume market making commitments for options and futures listed in this segment.

I. 5. Requirements for the Admission of Securities to Vienna Stock Exchange

Securities are admitted for trading on the Vienna Stock Exchange in connection with a listing application either with or without a public offer.

Listings in connection with a public offering for shares to be admitted to trading on the Vienna Stock Exchange are regulated by both the Austrian *Kapitalmarktgesetz* (the "**Capital Markets Act**") and the Stock Exchange Act and in case of private placement placements to institutional investors are regulated by the Stock Exchange Act only.

Securities cannot be admitted to the Vienna Stock Exchange without the approval of the Exchange Operating Company. Issuers who wish to obtain such approval from the Exchange Operating Company must satisfy certain substantive requirements outlined below.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

I. 5.1 Public Offerings:

Any public offering of securities in Austria requires a prospectus that complies with the Capital Markets Act. The prospectus must be reviewed and signed by an accountant or financial institution as a prospectus auditor (the "**Prospectus Auditor**"), certifying that the prospectus does not omit material facts and complies with the provisions of the Capital Market Act. The prospectus duly signed by the Prospectus Auditor is subsequently deposited with the Oesterreichische Kontrollbank Aktiengesellschaft (the "**OeKB**") in its capacity as Notification Office. OeKB is responsible for examination and safekeeping of prospectuses received and other information pursuant to the Capital Market Act and checks the authenticity of the signatures of the issuer and that of the Prospectus Auditor.

However, if the public offering is being made in connection with a simultaneous admission to listing on the Exchange and a prospectus has been drafted in accordance with the Stock Exchange Act for that listing on the Exchange, an issuer is exempt from the requirement to prepare a separate prospectus that complies with the Capital Market Act. If the public offering however is made before the security is admitted to official listing on the Vienna Stock Exchange, then the prospectus must be reviewed and signed by a Prospectus Auditor (Article 3(1)(16) Capital Market Act).

The prospectus for a public offering is subject to certain publication requirements. The prospectus must be printed in full and published in the official gazette of the *Wiener Zeitung* or in another newspaper with nation-wide distribution or notice must be made in such newspapers that the prospectus is provided free of charge to the public in sufficient number at the registered office of the issuer and the bank(s) which assume the duties of the paying agent(s) or on the website of the issuer and the bank(s) which take over the duties of the paying agent(s).

I. 5.2 Listing of Securities:

In compliance with the Austrian Stock Exchange Act, a listing prospectus is required for the admission of securities to listing on the Official Market or the Semi-official Market of the Exchange (Article 74 Stock Exchange Act).

The Exchange Operating Company must examine the prospectus as to compliance with the requirements of the Stock Exchange Act. The Exchange Operating Company in examining the prospectus may demand a further audit in addition to the one provided by the first auditor if it is deemed necessary for special reasons. The reasons for this shall be given upon request of the applicant.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

The listing authority —along with the delisting authority— is the Vienna Stock Exchange. With due previous notice to the decision-making meeting of management, the subject of which is the admission or withdrawal of admission to listing of negotiable instruments to the different types of trading, the Exchange Operating Company invites the Stock Exchange Commissioners and their deputies. They have the right to speak at any time if they request. All minutes of the meetings of the bodies of the Exchange Operating Company shall be sent to them without delay. The Exchange Commissioners shall immediately raise any objections to resolutions and decisions of the bodies of the Exchange Operating Company that they consider contrary to federal laws, and/or decrees or rulings of the competent Federal Ministry. The Exchange Commissioner must mention in his/her objection the regulations which he/she thinks has been violated by the resolution. The objection shall postpone the date the resolution shall take effect until the FMA reach a decision on the matter. The body concerned may demand that a decision be reached by the FMA within one week after the objection was raised. If the objection is confirmed, then the implementation of the resolution is unlawful. The objection is repealed if the FMA does not reach a decision on its legal effect within one week after receiving the application of the Exchange Operating Company.

The prospectus must be published in full in an advertisement in a newspaper with nationwide circulation, or in the form of a brochure to be made available free of charge at the registered office of the issuer and of the credit institution acting as paying agent. A public notice must also be published in the official gazette of the *Wiener Zeitung* indicating where the prospectus has been published and where it may be obtained if the prospectus has not been published in whole in the *Wiener Zeitung*. For the admission to the Semi-official market, it is sufficient to publish a notice indicating where the prospectus is available or where it may be examined.

For listing of securities on the Third Market, the Stock Exchange Act requires that a prospectus complying with the Capital Market Act be attached to the application for admission to listing if the listing is done in combination with a public offering (or the status of exemption pursuant to the Capital Market Act shall be documented).

Pursuant to the Austrian Stock Exchange Act, the prospectus for the admission of securities to the Official Market must include, among other items, the following information:[15]

[15] Both the contents of the prospectus prepared for listing on the Official Market as well as the contents for the Semi-Official Market do fulfill all requirements stipulated by the Directive (...continued)

- Information concerning those responsible for the prospectus and the auditing of the financial statements;

- Information concerning admission to official listing and the shares for the admission of which application is being made;

- General Information about the issuer and its capital;

- Detailed information about the issuer, including its business, intellectual property rights, controlling shareholders, affiliates, remuneration of the management and supervisory body, capitalization, litigation, significant investments and any events which could have an adverse effect on the issuer's financial situation, its business prospects or the market value of the securities offered;

- Information concerning the issuer's assets and liabilities, financial position and profits and losses;

- Information concerning administration, management and supervision; and

- Information concerning the recent development and prospects of the issuer.

In the case of a subsequent public offering, the prospectus publishing requirement may be waived in connection with the issue of shares whose nominal value (in the case of no-par shares their market value) is less than 10 percent of the nominal value (market value) of shares of this type already listed on the same exchange, provided the issuer fulfills the information obligations of the Stock Exchange Act—especially those regarding the publication of annual accounts, as well as yearly and interim reports. He must also publish information on the number and type of additional shares issued and the circumstances under which these were issued.

The admission shall be repealed if any of the admission requirements (total nominal value, free float, minimum existing period, breach of the information and ad-hoc disclosure requirements) is no longer given at a later time, if it was obtained by giving incorrect information or by means of deceitful

---

(continued...)
2001/34/EC of the European Parliament and the Council of May 28th, 2001 on the admission of securities to official stock exchange listing and on information to be published on those securities. Furthermore Austrian legislation has stipulated more stringent requirements for the Official Market then for the Semi-Official Market.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

behavior, or by any other surreptitious method. Addition can also be repealed if the issuer does not fulfill its duties, such as disclosure of financial reports, ad-hoc disclosure, disclosure of changes in major holdings, disclosure of information on its shareholders about the general meetings (to afford them the opportunity to exercise their voting rights), providing information to its shareholders by publishing announcements or circulars on dividend payments, on new issues and on the exercise of subscription rights, exchange and conversion rights.

If the protection of investors is not prejudiced, the issuer may, in the event that the admission requirements later became unfulfilled, or in the case of breach of duty by the issuer, be requested to reinstate the former legal status, an appropriate extension of the period of time being granted; the admission shall be repealed if, after the extension of the period of time expires, the request has not been complied with.

Beside of the repeal of the listing, a breach of the information requirements mentioned above is deemed to violate administrative law, and may be subject to a fine up to EUR 20,000 by the FMA.

I. 5.3 Listing Application from European Economic Area:

If the securities offered in Austria are part of a simultaneous offering in a member country of the European Economic Area other than Austria and this offering requires a prospectus to be published and is made more or less simultaneous with the offering in Austria, then the prospectus requirement is deemed satisfied if the foreign prospectus is subject to the same scrutiny than it would be in Austria and an application for the admission to listing for these securities is made on the official market or a public offering is made in this member country. The prospectus needs to be either in English or German or translated into one of these languages.

I. 5.4 Additional Admission Requirements:

I. 5.4.1 Official Market:

A stock corporation whose shares are being admitted for the first time must have existed for a period of at least three years and have published annual financial statements in accordance with a set of generally accepted accounting principles for the three years preceding the application. The securities to be listed must have at least a total nominal value of EUR 2.9 million for shares and of EUR 725,000 for other securities, and for non-par value shares the company must certify that the market value is expected to reach at least EUR 750,000; the total number of such securities must be at least 20,000. For equity securities, the free float must be at least 10,000 or correspond to a value of EUR 725,000. In the case

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
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of preferred shares without voting rights of Austrian companies whose ordinary shares are not listed on the Official Market, the nominal value of the preferred shares must be at least EUR 1 million. The issuer must have existed for three years and file audited financial statements for the past three financial years. The Stock Exchange Act provides for exemptions for issuers that have been the result of a corporate reorganization. (Article 66 Stock Exchange Act)

I. 5.4.2 Semi-Official Market:

A stock corporation whose shares are being admitted for the first time must have existed for a period of at least one year and have published annual financial statements in accordance with a set of generally accepted accounting principles for a full financial year preceding the application. The securities to be listed must have at least a total nominal value of EUR 725,000. In case of admission of no-par value securities the issuer must certify that the market value is expected to be at least EUR 362,500; the total number of such securities must be at least 10,000. The free float must be at least 2,500 shares or correspond to a value of at least EUR 181,250 (Article 68 Stock Exchange Act)

I. 5.4.3 Third Market:

The Third Market does not require any minimum threshold for the admission of shares.

I. 5.5 Ongoing Reporting Requirements:

An issuer who successfully completes the listing process and lists its securities on the Vienna Stock Exchange must thereafter furnish periodic financial and other information. Securities may be delisted if the issuer fails to comply with reporting or other legal requirements.

Any issuer whose securities have been admitted to the Official or Semi-Official Markets shall publish without delay any new facts taking effect in the company's field of activity in the event that, due to their impact on the course of business, assets or earnings situation, they are likely to significantly influence the prices of the securities. In the case of bonds, they must publish facts that could restrict the issuer's capacity to meet its obligations. The FMA may exempt the issuer from the obligation to disclose this information if doing so prevents the issuer from suffering damages with regard to its legitimate interests. In this case, the issuer shall certify that investors are not liable to suffer damages due to this exemption.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

Any issuer whose securities have been admitted to the Official or Semi-Official Markets shall, prior to publication, communicate the facts to be published to the FMA and to the Exchange Operating Company. The FMA has the right to determine by decree the type of transmission to be used and to prescribe the use of specific means of communication in order to ensure efficient transmission using state-of-the-art technology.

The facts referred to shall be published in full in an advertisement in a newspaper with nationwide circulation or with the help of an electronic information dissemination system covering at least the Austrian territory and using the German language.

The FMA specified by decree those information dissemination systems: the Austrian Press Agency – APA, Reuters, Bloomberg, and Deutsche Presse Agentur – DPA.

The FMA has published a code of practice for ad-hoc disclosure, which enumerates some examples of new facts taking effect in the company's field of activity that can materially impact the course of business, assets or earnings situation:

- Mergers, change of corporate form, division
- Buying or selling of major holdings
- Take over bids
- Profit warnings
- Over-indebtness
- Litigation and antitrust suits, if of particular importance
- Capital measures
- Conclusion of contracts of big deals
- Strategic decission of long term consequences

In order to prevent insider dealings every issuer shall:

- inform its employees and other persons working for it that they are prohibited to abuse inside information,

- issue internal directives for the communication of information within the company and shall monitor compliance, and

- take organizational measures suitable for preventing the abuse of inside information or its disclosure to third parties.

The FMA has determined by decree the principles for the communication of information within the company as well as the principles to be followed when taking organizational measures. The FMA issued the Compliance Decree for Issuers - CDI, which entered into force on April 1, 2002. Among other things, the CDI stipulates that issuers must issue an internal compliance guideline and submit it to the FMA.

Article 48a of the Austrian Stock Exchange Act contains rules bout abuse of inside information: Any person considered an insider (any person who due to his or her occupation, profession, duties or participation in the capital of an issuer has access to the type of information), who, in securities dealings, deliberately takes advantage of information consisting of specific confidential facts related to securities or issuers, which may considerably influence the prices of securities if made public, either buys or sells such securities, or recommends the sale or purchase to a third party, or passes on information as described above to a third party without having been instructed to do so, in order to gain pecuniary benefit for him/herself or a third party, shall be punishable by law to a prison sentence of not more than two years or to a fine of not more than 360 times the daily fine rate as set by the court.

Any person, who is not an insider, and who knowingly takes advantage of information in trading in securities which he or she receives or somehow gains knowledge of, in order to gain pecuniary benefit for him/herself or a third party by selling or buying such securities shall be punishable by law to a prison sentence of up to one year or to a fine of up to 360 times the daily fine rate as set by the court.

The Exchange Operating Company supervises trading on the Exchange and makes decisions during trading sessions as it is deemed necessary to comply with trading rules.

The surveillance of trading is carried out by means of a technical surveillance system that guarantees the systematic and complete gathering and analysis of data related to trading on the Exchange.

If there is reason to suspect that insider dealings or violations of any other provisions have been committed that fall under the competence of the FMA, the Exchange Operating Company immediately informs the FMA thereof.

If the automated surveillance system does not suffice for the adequate surveillance of trading activities and settlement, then the FMA will order that the system be improved to meet the requirements within an adequate period of time. If the requirements are not met, the Exchange Operating Company must pay a fine.

If the Vienna Stock Exchange has a well-founded suspicion that a transaction serves the purpose of money laundering, irrespective of whether the transaction is already completed, in progress or planned, it must immediately notify the competent authorities (Federal Ministry of Domestic Affairs) and discontinue any further settlement of the transaction until the facts of the case have been clarified, unless the delay of the transaction threatens to complicate or prevent the investigation of the facts of the case. This shall also apply in case of a well-founded suspicion that the contracting party actually does participate in transactions which serve the purpose of money laundering (Articles 165 - without regard to the minimum value stated there and taking into account assets stemming from a criminal offense committed by the offender - and 278a paragraph 2 Criminal Code). The Exchange Operating Company is entitled to request the competent authority to decide whether there can exist legitimate objections against the immediate settlement of a transaction; if the competent authority fails to issue a statement on the case by the end of the following banking day, the transaction may be settled without delay.

The Exchange Operating Company provides the FMA with any information deemed necessary for the prevention or prosecution of money laundering upon request.

The continuing publication requirements for any issuer listed on the Official Market and for companies listed on the Semi-official Market include the publication of annual financial statements and annual reports, the publication of information on the annual general meeting, dividend distribution, issuance of new shares, mandatory disclosure of stock buyback programs and stock option programs, announcement of changes in major shareholdings and certain measures to prevent insider trading (Article 82 et seq. Stock Exchange Act). Issuers whose shares are admitted on the Official Market are obliged to file interim reports on at least a quarterly basis and to give notice of changes in the shareholder rights.

For issuers whose securities are listed on the Third Market, the applicant (which in the Third Market is not the listed company but a member of the Exchange) is under the obligation during the entire period of listing to immediately inform the Exchange Operating Company of any important facts relating to the issuer or its securities as well as any significant changes.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

II. Attributes listed in Rule 902 (b) (2)

Rule 902 (b) (2) identifies seven attributes that the Securities and Exchange Commission (the "**SEC**") will consider in determining whether to designate a non-U.S securities market as a "designated offshore securities market" within the meaning of Regulation S. In compliance with Regulation S, the SEC will reach its decision regarding the designation on a case-by-case basis through the interpretive letter procedure based upon all facts pertaining to a particular market. See SEC Release No. 33-6863 (April 24, 1990). As stated below, the Vienna Stock Exchange fulfills each of the attributes listed in Rule 902 (b) (2). The SEC should therefore recognize the Vienna Stock Exchange as a designated offshore securities market pursuant to Rule 902 (b) (2) of Regulation S.

II. 1. Organization under Foreign Law

The Vienna Stock Exchange, operating the XETRA® and OM system and the OeKB in its function as clearance and settlement agent for the Exchange are corporations organized under the laws of Austria, and are under the exclusive jurisdiction of the regulatory authorities in Austria.

The share capital of Wiener Börse AG (totaling € 5,089,000) is divided into 700,000 no-par value shares. Shareholders of Wiener Börse AG are major Austrian banks (50 % to be owned by 34 banks) and major issuers (50 % to be owned by 27 issuers), listed (or formerly listed) on the Vienna Stock Exchange.

The organization of the Vienna Stock Exchange and its trading activities on its markets are governed by the applicable laws of the Federal Republic of Austria and the European Union. Such laws include the following:

The Stock Exchange Act 1989 (*Börsegesetz*), which regulates Austrian stock exchanges and general commodities exchanges;

The Capital Market Act (*Kapitalmarktgesetz*), which regulates public offerings within Austria;

The Securities Supervision Act (*Wertpapieraufsichtsgesetz*), which contains among others, rules of conduct, notification requirements for acquisitions and dispositions of securities, disclosure of significant events, filing and documentation requirements and records and archiving requirements;

The Banking Act (*Bankwesengesetz*), which regulates the activities of credit institutions and investment firms;

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

The General Terms and Conditions of Business of the Exchange Operating Company, Wiener Börse AG, in its function as a Securities Exchange and General Commodity Exchange, which includes:

- Regulations regarding exchange membership;
- Regulations regarding trading hours;
- Regulations regarding the location of the Exchange;
- The trading rules pursuant to Article 26 Stock Exchange Act;
- The trading practices for the commodity exchange;
- The Official Bulletin of the Exchange, in which all important facts regarding exchange trading are published.

The Special Terms and Conditions of Business (the "**Special Terms**") of the Vienna Stock Exchange in its function as a securities exchange, which includes:

for the Cash Market

- Trading rules for the automated trading system XETRA® (Exchange Electronic Trading) on the Vienna Stock Exchange in its function as Securities Exchange;
- Rules for the technical installations of the electronic trading system, XETRA®, of the exchange operating company, Wiener Börse AG;
- Rules for the Clearing and Settlement of Securities Transactions on the Vienna Stock Exchange 1999;
- Rules for the Trading of Warrants on the Vienna Stock Exchange;
- Rules for the Trading of Securities on the Vienna Stock Exchange through Intermediares on the Exchange Floor;
- Additional trading rules pursuant to section 56 Abs. 1 Stock Exchange Act;

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

for the Derivatives Market

- Rules for Trading in Options and Financial Futures Contracts on the Vienna Stock Exchange (Options Trading Rules);
- Effects of Changes in the Capital Situation;
- Contract Specifications for:
    - Stock Options;
    - Equity Futures Contracts;
    - Options and Financial Futures Contracts on the Austrian Traded Index;
    - Options and Financial Futures Contracts on the:
    - Hungarian Traded Index ("HTX");
    - Czech Traded Index ("CTX");
    - Polish Traded Index ("PTX");
    - Russian Traded Index ("RTX").
    - Terms and Conditions for the Clearing of Options and Financial Futures Contracts on the Vienna Stock Exchange (Clearing Rules).

for Security Deposits

- Security Deposits in Options and Financial Futures Contracts Dealings.

The Exchange Operating Company draws up General Terms and Conditions of Business, which must be authorized by the FMA, or, in the case of general commodity exchanges, by the Federal Ministry of Economic Affairs. The same procedures apply to any amendments thereto.

The Exchange Operating Company issues a Schedule of Fees for the items listed below, taking into account the general principles of sound business judgment and paying due regard to maintaining a functioning exchange for the benefit of the national economy. It charges fees for:

- membership;

- admission of dealers and other persons eligible to admission as dealer;
- the use of the Exchange's infrastructure, especially the trading and settlement systems;
- for the admission to listing of negotiable instruments to trading on the Exchange, and for the duration of the listing of negotiable instruments; and
- the use of other services provided by the exchange.

The Schedule of Fees and its amendments are an integral part of the General Terms and Conditions of Business. The fees are enforced by ordinary legal procedures.

II. 2 Association with a Generally Recognized Community of Brokers, Dealers

As described in more detail above under paragraph I.1.3, under Austrian law, all transactions on the Vienna Stock Exchange must be executed by one of its members.

Only institutions and securities brokers that are duly authorized to provide investment services in Austria or another member of the European Economic Area are entitled to become members of the Vienna Stock Exchange if they meet all the legal requirements. Entities from jurisdictions outside the European Economic Area can apply for membership if the applicant is subject to comparable home country regulations and there are no other discretionary reasons not to grant membership to the applicant.

In all cases, prospective members must comply with substantive and procedural requirements established and verified by the FMA thereby ensuring that the ownership, corporate structure and financial resources of those entities have been examined and approved by government regulators with a view to preserving the integrity of the market.

Each dealer executing a trade on the Exchange must have the necessary professional qualification to trade in securities. For additional information see Section I.3.1 of this application.

Pursuant to the Austrian Banking Act, financial institutions must be licensed by the FMA and must also submit periodic reports to the FMA. Pursuant to the Securities Supervision Act, financial institutions and financial service providers are required to report to the FMA each trade in securities or derivatives

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
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listed on the Vienna Stock Exchange. Such reports must be submitted no later than the business day following the fulfillment of such trade and must contain detailed information about the transaction.

All transactions in instruments subject to reporting requirements must be reported to the FMA on the next banking day following the day on which the transaction was concluded. Instruments subject to reporting obligations are:

- shares and other instruments that entitle the holder to shares in a company;
- debt securities and equivalent instruments;
- standardized financial futures contracts relating to stocks and stock indices;
- standardized options contracts on stocks and stock indices

which are admitted to listing on the Vienna Stock Exchange, regardless of whether or not the transaction is carried out or settled on a regulated market. This is provided that it is a purchase or sale, or a repurchase agreement without the obligation to return the securities.

The report shall include the following details:

- the name and security identification code of the instrument;
- the date and time of the transaction or of the relevant price determination;
- the price and, if available, number and nominal value of the instruments;
- the credit institutions or investment firms involved in the transaction concerned;
- the market;
- means of identifying the transaction;
- indication of whether the deal has been concluded for its own account; if dealings for own account are based on other dealings that are commission transactions concluded in one's own name, then the indication must show the connection to the underlying commission transaction.[16]

[16] Institutions subject to reporting requirements are:

(...continued)

Transactions concluded via the Vienna Stock Exchange are published immediately through the electronic trading systems. Furthermore, the Exchange Operating Company has concluded data dissemination agreements with all major data vendors, such as: Reuters, Bloomberg, Moneyline Telerate, Thomson Financial, Telekurs for global real-time data distribution.

A general transaction concluded off the Exchange Systems (OTC Trading) usually is not available for the investment community. For transparency reasons the Vienna Stock Exchange publishes OTC Overall Turnover Data of the 40 most liquid securities on a monthly basis since November 2002. The Vienna Stock Exchange receives these data from the FMA.

II. 3 Oversight by a Governmental or Self-Regulatory Body

As required by the Stock Exchange Act, all three market facilities of the Vienna Stock Exchange are subject to the supervision of the FMA. In addition, the FMA exercises supervisory authority over banks and other financial services providers described above and their trading activities.

The supervisory authority for all three market facilities is assigned to the Exchange Operating Company. The scope of the supervisory authority of the Exchange Operating Company is performed by its trading surveillance office and includes the monitoring of compliance with the trading rules by the securities dealers admitted to the Exchange and the issuance of cease and desist orders to market participants in the event of a violation of such rules; the admission and the

(continued...)

credit institutions pursuant to Article 1 par. 1 Banking Act,

domestic branch offices of credit institutions, financial institutions and investment firms pursuant to Articles 9 ff. Banking Act,

credit institutions, investment firms and local firms with their registered office in Member States operating under the freedom to provide services pursuant to Articles 9 ff. Austrian Banking Act if they are members of a securities exchange as defined by the Austrian Stock Exchange Act, however, only for those instruments admitted to listing on a regulated market in Austria and for which trades have been concluded in Austria in a regulated market.

the Oesterreichische Nationalbank, and

recognized investment firms with their registered office in a third country (Art. 15 par. 1 fig. 3 Stock Exchange Act) and firms with their registered offices in a third country (Art. 15 par. 1 fig. 4 Stock Exchange Act) that are members of a securities exchange as defined by the Austrian Stock Exchange Act as well as members of any cooperation partner stock exchange (Art. 15 par. 5 Stock Exchange Act), however, only for those instruments admitted to listing on a regulated market in Austria and for which trades have been concluded in Austria in a regulated market.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

suspension or withdrawal of securities from trading; and the admission, suspension or revocation of trading privileges for securities dealers admitted to trading on the Exchange (Article 19 and 25 Stock Exchange Act).

The exercise by the Vienna Stock Exchange of its supervisory authorities over the trading activities is subject to the supervision of the FMA. The FMA also enforces the compliance of the organization of the Vienna Stock Exchange with Austrian law. The supervisory authority of the FMA includes the power to issue such orders as may be necessary and appropriate to prevent violations of the Stock Exchange Act. The powers of the FMA include the power to instruct the trading surveillance office, which is required to be established by the Exchange Operating Company, to conduct any investigations (Article 45 Stock Exchange Act).

The FMA supervises the organization of the Exchange and the decisions made by the bodies of the Exchange Operating Company as to their compliance with law, in particular through the Exchange Commissioner. The FMA supervises the proper conduct of stock exchange trading. The general commodity exchange is under the supervision of the Federal Ministry of Economic Affairs.

The FMA supervises compliance with the provisions of the Stock Exchange Act together with the other legal regulations regarding exchanges. They always uphold a functioning stock exchange for the benefit of the national economy, as well as to safeguard investors' interests. If a body of the Exchange Operating Company commits a violation of the provisions of the Stock Exchange Act, or of any decrees or notices issued by virtue of this federal law, then the FMA shall order the Exchange Operating Company under penalty of fine to reinstate the proper state of affairs within a period of time reasonable under the circumstances of the case.

In the event of imminent danger, or if an order has not been fulfilled on time, supervisory authorities may take the following measures in the course of fulfilling their duty of surveillance and in order to avert abuses:

- in the case of a violation by the Exchange Operating Company, they may make the necessary decisions and take the necessary action in accordance with this federal law for the duration of the state of danger and default,

- they may remove the managing directors and other officers of the Exchange Operating Company from office if these persistently fail to fulfill their duties, and the interests in maintaining well-functioning exchanges for the benefit of the national economy can only be guaranteed by their removal from office. In this case the management of the Exchange

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

may temporarily be transferred to professionally qualified supervisory personnel,

- temporarily or permanently close exchanges, if other supervisory measures do not suffice to prevent serious damages to the national economy.

The managing directors and other officers and employees of the Exchange Operating Company are obliged to give the FMA, and the appointed Exchange Commissioners, any relevant information they might request in the course of their supervisory duty. They must also allow them to look into their books, written documents and data carriers. If stock exchange trading or its settlement is carried out with computer support or through a fully automated trading system, then the possibility to look into the books, written documents and data carriers at any time shall be granted to the supervisory authorities and the Stock Exchange Commissioners (deputies).This provision also applies if these books are recorded or kept by a third party.

A certified public accountant may also be ordered to carry out an inspection, and may access the premises of the Exchange Operating Company, of the intermediary and of the settlement agency prior to presenting the inspection order.

If necessary, the FMA may require the Exchange Operating Company to take appropriate measures against any market participants. In the event of a failure to comply with such an order, the FMA may require market participants to provide information and evidence, including the identity of customers of banks, brokerage-houses and financial service providers. It may also conduct investigations with respect to market participants and their activities.

The FMA enforces the compliance of the organization of the Vienna Stock Exchange with the Vienna Stock Exchange Act. The FMA may invalidate decisions taken by the Exchange Operating Company if it deems those decisions to be contrary to applicable law. The FMA also has regulatory authority over the clearance and settlement activities of OeKB.

The FMA (not the Vienna Stock Exchange) is the competent authority to punish issuers or members for breaching the rules of the Stock Exchange Act. They shall be deemed to have violated administrative law, and may be fined up to EUR 20,000, insofar as the act is not criminal, in which case it would be published under criminal law. Abusing insider information shall be punishable by a prison sentence of not more than two years, or by a fine of not more than 360 times the daily fine rate, as set by the court.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

The Exchange Operating Company is obliged to inform the FMA fully and immediately of any facts of breaching of which the Stock Exchange Act has gained knowledge, without being requested to do so.

Art. 25 Securities Supervision Act stipulates sanctions for actions for misconduct by a market participants

Any person in a financial institution subject to reporting requirements pursuant to Article 10 Securities Supervision Act (Reporting Requirements) who is responsible but fails to fulfill reporting duties within the required time limits or submits incomplete or incorrect reports, shall be guilty of an administrative offence and punishable by fine of up to EUR 20,000.

Any person providing investment services pursuant to Article 11 Securities Supervision Act (Rules of Conduct) who violates the provisions of Articles 12 through 18 (Special Rules of Conduct, Filing and Documentation Requirements, Records and Archiving Requirements), shall be guilty of an administrative offence and punishable by a fine of up to EUR 20,000.

Any person employed by, or acting on, contractual basis on behalf of a legal entity who violates the special rules of conduct set out in Article 14 (Price Manipulation), shall be guilty of an administrative offence and punishable by a fine of up to EUR 7,500.

II. 4 Oversight Standards Set by an Existing Body of Law

The Austrian Stock Exchange Act constitutes the primary statutory basis for the regulation of Austrian Stock Exchange. It contains oversight standards for the Exchange. Additional significant legislation regulating the Vienna Stock Exchange includes the other Austrian laws and regulations listed in Part II.1. of this application.

II. 5 Reporting of Securities Transactions on a Regular Basis to a Governmental or Self-Regulatory Body

As required by the Stock Exchange Act, the Exchange Operating Company supervises trading on the Exchange and takes any decisions during trading that might become necessary under the trading rules and shall also ensure that these trading rules are complied with. The surveillance of trading is carried out by means of a technical surveillance system that guarantees the systematic and complete gathering and evaluation of data related to trading on the Exchange and facilitates any necessary investigations. If there is any reason to suspect that insider dealings or violations of any other provisions have been committed that

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

are within the responsibility of the FMA, the Exchange Operating Company must immediately inform the FMA thereof (Article 25 Stock Exchange Act).

All financial institutions and financial services providers admitted as members to Vienna Stock Exchange are required to report to the FMA all transactions in securities, options and financial futures listed on the Exchange in which they are involved. Transactions in unlisted securities are not required to be reported neither to the Stock Exchange nor to the FMA. Each report must include detailed information regarding the relevant transactions, including the time, price, amount and par value of the securities, options and financial futures concerned, their identification number, the date and time of the transaction, and the names of the parties to the transaction (Article 10 Securities Supervision Act).

The FMA has the right to make use of the trading surveillance system when conducting investigations or may order the Exchange Operating Company to carry out such investigations.

The Exchange Operating Company provides the FMA with statistical data, in particular with turnover figures and the prices of instruments traded on the regulated markets. The Exchange Operating Company is obliged to give the FMA any relevant information it might request in the course of its supervisory duties and to assist the FMA in conducting investigations (Article 25a Stock Exchange Act).

The Exchange Operating Company keeps complete and systematic records of the data relating to the transactions carried out on the three market facilities of the Exchange. The Exchange Operating Company uses the computer-based XETRA® trading system for the cash market to collect and analyze such data. The XETRA® system automatically records all electronic trades as they occur. For the derivatives market and the warrants market, the Exchange Operating Company uses a different system called EXODAT.

In addition to the multiple sources of real-time and historical information described above, the Stock Exchange Act requires persons with significant positions in publicly traded securities to prepare and file reports. The provisions in the Stock Exchange Act resemble those promulgated by the Commission in the United States requiring the submission of reports on Schedules 13D and 13G. Article 91 Stock Exchange Act generally require persons who purchase and sell shares of a publicly traded company to file a report if, as a result of such purchase or sale, its position in the subject security increases or decreases by five percent. Similar obligations are also incumbent upon the issuing company. Additional reporting obligations are imposed in the case of transactions involving company directors.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

II. 6 System for the Exchange of Price Quotations through Common Communication

The prices of all securities listed on one of the three markets of the Vienna Stock Exchange are published daily in the Official Price List (Kursblatt der Wiener Börse) of the Exchange. With a delay of 15 minutes, trading information is also available on the website of the Exchange Operating Company at www.wienerborse.at. Furthermore, the Exchange Operating Company has concluded data dissemination agreements with all major data vendors such as Reuters, Bloomberg, Moneyline Telerate, Thomson Financial, Telekurs for global real-time data distribution.

Market data generated at the Vienna Stock Exchange is available in real time on all major global data vendor systems. Delayed market data is available to the general public through a wide range of internet websites, TV- channels and information systems. In addition, leading financial newspapers, such as the Wall Street Journal and the Financial Times report price and trading information for securities, options and financial futures listed on the Vienna Stock Exchange on a daily basis.

The Vienna Stock Exchange launched its first website in 1996 and relaunched in November 2001, www.wienerborse.at, when it was streamlined to meet the needs and habits of users from all target groups of the Vienna Stock Exchange which are non-professional investors, newcomers, retail customers and professional investors.

The structure and design of the user navigation has been conceived to satisfy the needs of the individual target groups.[17] A new focus has been placed on newcomers to the stock market. The menu items are organized by target group: Investor Center (company information, ad hoc reports, prices), Member Center and IPO Center. A color-coded guidance system grouped by menu items visually supports the new structure.

Content of www.wienerborse.at:

Menu item	Content

[17] An independent jury of recognized advertising and new media experts from throughout Austria, chose the website of the Vienna Stock Exchange as the best information and service platform. The jury founded it decision on the harmonious overall concept, the design and the user-friendly structure of the information offered. A joint project with the Salzburg web agency ncm.at - net communication management - was awarded the Salzburg State Prize for Marketing, Communication and Design on 7 February 2002.

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Home	
Prices and Statistics	
Indices	
Cash market	
Derivatives market	
Warrants	
Mutual funds	
Exchange rates	
Price list	
Index Info	
Daily statistics	
Monthly statistics	
Yearly statistics	Prices, Market Cap, Turnover, ÖTOB Statistics
Data vendors	Information about Products of Wiener Börse AG, special Links, closed user group
Guided Tour	about the price information system
Investor Center	
Ad hoc reports	
Listed companies	detailed information about listed companies
Corporate actions	Information about New Listings, Delistings, Capital Increases and decreases
Corporate calendar	Dates until 2005
New listings	Information about new listings
My.Portfolio	test portfolio for registered users
Data availability	Information about New Listings, Delistings, Capital increases and decreases, data offer of WBAG
Products	products of the Vienna Stock Exchange
News & Service	
E-mail Service	Newsletter Service
Ad hoc reports	
New listings	
Calendar of events	arrangements & events
Press information	press releases, photo material
Trading calendar	
Publications	order form for WBAG publications
Vendor symbols	
Glossary in German	stock vocabulary
Links	Exchanges, Infoproviders, Cooperations, Education, Banks, Partners
Marketplace	
Market segmentation	Information about the 5 segments at vienna stock exchange
Products	products: cash market, derivative market, indices
General Terms & Conditions	stock exchange act
Trading	trading systems, market models

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

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Clearing	conditions of clearing, percentyl analysis, position limits
Trading calendar	trading and exercise hours
Fees	schedule of fees, examination
Commodity exchange	trading hours, price lists, court of Arbitration
Member Center	
Guide to membership	
Fees	for members
Specialist & Market maker	obligations for the several market segments
Members	list of members
Service desk	helpdesk
Brokernet	Information, product brochure, demo versions
Members only- Xetra/Omex	closed user group
Members only- Reports	closed user group
FAQs	frequently asked questions for membership
IPO Center	
New listings	
IPO-Test	Online Test for companies – ready for the stock market?
FAQ	frequently asked questions
Going Public	fully descriptions who to go public
Consulting & Service	contacts
Venture Capital	link to AVCO
About us	
Company profile	organigram, departments
Press information	press releases, photo material
Annual reports	since 2000
Shareholder of Wiener Börse AG	
Equity interests	
Historical information	
Jobs	
How to find us	Map
Contact	

The user of the Website of the Vienna Stock Exchange come from all over the world, as shown by the following charts. Many visitors of our Website, use the "chart tool", a tool that allows the visitor to find fundamental financial key data of the listed companies as well as historical price information and graphics.

The chart tool offers the following information:

- all-in-one information: prices, corporate profile, ad hoc news, key data
- new search engine: tolerant as well as exact search possible

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

- technical and fundamental key data of listed companies
- common information of listed companies: contact address, company description
- corporate financial figures
- technical chart analysis
- personal area:
  my.portfolio: creation of sample portfolio possible, daily rating
- my.watchlist: creation of share lists possible

II. 7 Organized Clearance and Settlement System

Cash Market

All securities listed on the Vienna Stock Exchange which are part of the cash market are held in book-entry form and all trades are settled on a T+3 basis in accordance with procedures that are comply in all material respects with the standards recommended by the "Group of Thirty", which are intended to increase efficiency and reduce risks in the settlement of securities transactions. Clearing and settlement of the cash market is processed straight from the XETRA® system to a system owned by OeKB. The OeKB acts as the clearing agency monitored by the Exchange.[18] The clearing and settlement system by OeKB is based on automated netting procedures and daily mark to market evaluation of collateral requirements so that transaction costs have been reduced.

Derivatives Market

The clearing of transactions in financial futures and options concluded on the Vienna Stock Exchange is an integral part of the fully electronic marketplace system. As a neutral clearing house, the Vienna Stock Exchange guarantees the execution of transactions in options and futures and also requires clearing members to deposit margins for all binding positions (futures and short positions

[18] The settlement follows the Rules for the Clearing and Settlement of Securities Transactions on the Vienna Stock Exchange 1999 (the Arrangementordnung). Therefore all trades except for a few specially structured bonds, settle pursuant to the Rules of the Clearing and Settlement of Securities Transactions on the Securities Market of Wiener Boerse 1999, as amended.

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
info@wienerborse.at Bankverbindung Erste Bank der österreichischen Sparkassen AG, BLZ 20111, Kontonummer 01220993
FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684, UID ATU43751301

in options). Margin and clearing accounts for Austrian Derivatives are run by OeKB, and for the Central and East European derivatives by Euroclear.

III. Conclusion

As the information above clearly illustrates, the classification of the Vienna Stock Exchange as a designated offshore securities market is warranted because the Vienna Stock Exchange and its market facilities fulfill all the attributes listed in Rule 902 (b) (2). Such designation would also be consistent with the recognition of the Frankfurt Stock Exchange as a designated offshore securities market under Rule 902 (b) (1) and recent action taken by the Commission subsequent to the adoption of Regulation S to designate several offshore securities markets, including the Warsaw Stock Exchange, the Copenhagen Stock Exchange, the Bolsa de Valores de Lima, the Mexican Stock Exchange, the Singapore Stock Exchange, the Barcelona Stock Exchange, the Bilbao Stock Exchange, the Madrid Stock Exchange and the Valencia Stock Exchange.

Based upon the aforementioned, we hereby formally request the Securities and Exchange Commission to recognize the Vienna Stock Exchange as a designated offshore securities market within the meaning of Rule 902 (b) (2) of Regulation S under the Securities Act.

We would be happy to discuss our request with you further and answer any additional questions you may have about the regulatory or operational aspects of the Vienna Stock Exchange. Please do not hesitate to contact the undersigned or Mr. Martin Wenzl at (+43) 1- 531 65-248.

Wiener Börse AG

By: ______________________

Erich Obersteiner
(+43)1-531 65-330

By: ______________________

Stefan Zapotocky
(+43)1-531 65-230

Wiener Börse AG, A-1014 Wien, Wallnerstraße 8, P.O.BOX 192, Phone +43 1 53165 0, Fax +43 1 53297 40, www.wienerborse.at
board@wienerborse.at FN 161826 f, HG Wien, Rechtsform Aktiengesellschaft, DVR 0650684